

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2012

Via E-mail
Mark S. Mednansky
Chief Executive Officer
Del Frisco's Restaurant Group, LLC
930 S. Kimball Ave., Suite 100
Southlake, TX 76092

> **Re: Del Frisco's Restaurant Group, LLC**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed July 10, 2012**
> **File No. 333-179141**

Dear Mr. Mednansky:

We have reviewed your responses to the comments in our letter dated June 21, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. In your next amendment, please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act. We note for example that on page 111 you do not indicate the percentage of shares beneficially owned by the selling and principal stockholders prior to the offering.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Capitalization, page 39</u>

3. We note your response to our prior comment 2. Once the offering proceeds are determinable, please present the $3.0 million one-time payment to Loan Star Fund as a reduction to your cash balance in the pro forma balance sheet, and similarly revise the pro forma balance sheet presented on page F-3 of your financial statements as well as Note 14 to your financial statements pursuant to the guidance in SAB Topic 1:B:3.

<u>Properties, page 79</u>

4. Please briefly disclose the reasons for the closing of your Dallas Sullivan's location.

<u>Other</u>

5. We note your response to our prior comment 6. When the information becomes available, please disclose the number and expected terms of the options that the company plans to issue in connection with its planned public offering.

　　　　You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3642 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　/s/ Loan Lauren P. Nguyen

　　　　　　　　　　　　　　　　　　　Loan Lauren P. Nguyen
　　　　　　　　　　　　　　　　　　　Special Counsel

cc:　　　Peter W. Wardle
　　　　　Gibson, Dunn & Crutcher LLP